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Exhibit 12.1

STATEMENTS RE: COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES

		Successor						Predecessor
		Year-Ended December 31,
(in thousands)	2011	2010		2009		2008		2007(1)
Earnings
Income (loss) from continuing operations	$(52,371)	$7,435		$42,304		$91,392		$248,378
Fixed charges	37,753	22,767		13,539		31,113		—

Total earnings	$(14,618)	$30,202		$55,843		$122,505		$248,378
Fixed Charges
Interest Expense	$37,658	$20,395		$13,458		$31,038		$—
Estimated interest portion within rental expense	95	94		81		75		—
Write-off of deferred financing costs	—	2,278		—		—		—

Total fixed charges	$37,753	$22,767		$13,539		$31,113		$—
Ratio of earnings to fixed charges(2)	—	1.3	x	4.1	x	3.9	x	—

(1)
The financial statements of BMSMI as of and for the year ended December 31, 2007 were prepared in connection with Avista's acquisition of Lantheus on January 8, 2008 and contain expense allocations for corporate functions historically provided to BMSMI by BMS and not costs that we would have necessarily incurred as a stand-alone entity. These statements have been prepared using the Predecessor's bases in the assets and liabilities and the historical results of operations. As a result, the financial statements of BMSMI as of and for the year ended December 31, 2007 are not comparable to our financial statements for subsequent periods.

(2)
Earnings were insufficient to cover fixed charges by $52.4 million.

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  Exhibit 12.1